DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
www.dlapiper.com
Jeffrey C. Selman
jeffrey.selman@us.dlapiper.com
T 415.615.6095
F 415.659.7465

March 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Tracey McKoy
Daniel Gordon
Jason Drory
Tim Buchmiller

Re:	GigCapital2, Inc.
Registration Statement on Form S-4
Filed February 8, 2021
File No. 333-252824

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated March 8, 2021, to Dr. Raluca Dinu, President and Chief Executive Officer of GigCapital2, Inc. (“GigCapital2” or the “Company”) regarding the Registration Statement on Form S-4 filed February 8, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Registration Statement on Form S-4 filed February 8, 2021

Cover Page

1.

Please include on the inside front cover page the information set forth in Item 2 of Form S-4. In addition, we note your disclosure on page 29 where you state that “stockholders must request the materials no later than five business days prior to the Special Meeting” and your disclosure on page 458 states, “please do so by one week prior to the Special Meeting.” Please correct this inconsistency.

In response to the Staff’s comment, the Company has revised its disclosure on the inside front cover page and on page 458 of the Amended Registration Statement.

March 22, 2021

Page Two

2.

We note your disclosure regarding the consideration to the UpHealth stockholders on the cover page and elsewhere in the registration statement is unclear, including on page 32. For example, on the cover page, we note your disclosure that “[a]t the effective time of the UpHealth Business Combination, among other things, each share of UpHealth Common Stock will be canceled GigCapital2 (the “GigCapital2 Common Stock”) equal to the Exchange Ratio (as defined in the UpHealth Business Combination Agreement).” Please revise this statement and similar statements to clarify the consideration throughout your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amended Registration Statement.

Summary Term Sheet, page 1

3.

To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions. This chart also should illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

In response to the Staff’s comment, the Company has revised its disclosure on pages 34-36 of the Amended Registration Statement.

4.

For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to Upstream Health as a “integrated platform of best-in-class technologies and services” on pages 1, 31 and 296 and to Cloudbreak as “a leading unified telemedicine and video medical interpretation solutions provider” on page 1.

In response to the Staff’s comment, statements such as “best-in-class” and “leading” have been removed from the Amended Registration Statement.

5.	Please disclose the interest rate on the Convertible Notes in your Summary Term Sheet section.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Amended Registration Statement.

Convertible Note Subscription Agreements, page 35

6.

We note your disclosure that the “Convertible Notes are convertible into 822,173,913 shares of Common Stock at a conversion price of $11.50.” However, elsewhere we note your disclosure that the Convertible Notes are convertible into 22,173,913. Please correct this inconsistency or otherwise advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the Amended Registration Statement.

March 22, 2021

Page Three

Selected Unaudited Pro Forma Condensed Combined Financial Information Pro Forma Condensed Combined Financial Statements, page 52

7.

You disclose that Thrasys was determined to be the ultimate accounting acquirer for the UpHealth mergers. Please tell us the factors you considered in making this determination and cite the relevant accounting disclosure in your response.

Although in the Form S-4 as originally filed, Thrasys, Inc. (“Thrasys”) was identified as the ultimate accounting acquiror, it since has been determined that UpHealth Holdings, Inc. (“UpHealth Holdings”) is the accounting acquirer and the disclosure has been revised accordingly. The analysis for UpHealth Holdings as the accounting acquirer in an exchange of equity interests was performed in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations and Topic 810, Consolidation, as follows:

(a) whether UpHealth Holdings holds a controlling financial interest in the acquired targets under the conditions specified in ASC 805-10-25 and 805-10-55-12; and

(b) whether it is substantive in its pre-combination activities, and therefore it does not constitute a nonoperating shell, subject to recapitalization rules.

ASC 805-10-25-5 requires a determination of the existence of a controlling financial interest, post-transaction, to identify the accounting acquirer, consistent with the definition of Control in ASC 805-10-20-Glossary; the definition of Control points to ASC 810-10-15-8 as ownership of a majority voting interest. ASC 805-10-25-5 states that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree.

ASC 805-10-20 (Glossary) states that control has the same meaning of controlling financial interest in paragraph 810-10-15-8. ASC 810-10-15-8 provides that for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

With respect to (a) above, post-combination of Thrasys and Behavioral Health Services, LLC (“BHS”) with UpHealth Holdings, the forming stockholders of UpHealth Holdings continue to hold 4.8 million shares of UpHealth Holdings out of 6.4 million issued and outstanding as of the transaction date (75%), while UpHealth Holdings as the acquirer holds 100% of the equity interests of Thrasys and BHS. Under Delaware Corporate Law, UpHealth Holdings legally, completely, and clearly controls Thrasys and BHS, consistent with its majority voting interests. UpHealth Holdings therefore holds a controlling financial interest as required under ASC 805-10-25-5 and ASC 805-10-55-10.

March 22, 2021

Page Four

In identifying the acquirer, ASC 805-10-55-10 paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest should be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

However, in this case, applying ASC 805-10-25-5 is determinative, and consideration of the additional factors in ASC 805-10-55-11 through 55-15 is not required.

With respect to (b) above UpHealth Holdings has the same substantive pre-combination activities that a Special Purpose Acquisition Company has, other than an Initial Public Offering raise. These activities have included (1) hiring management employees, (2) identification of investment opportunities, (3) due diligence on potential targets, negotiation with targets, engaging and incurring significant expenses for legal, accounting, and finance professionals to support and consummate the mergers, (4) negotiations with a Special Purpose Acquisition Company for a subsequent reverse merger, (5) completing an equity exchange with the targets where UpHealth shareholders continue to hold a controlling financial interest in the newly combined UpHealth Holdings, (6) the assumption of closing liabilities and seller notes, (7) accrued compensation for UpHealth Holdings executives to reflect their contributions of time and effort to these activities, and (8) obtaining additional debt and equity financing to be placed contemporaneously with a merger with the Special Purpose Acquisition Company. The guidance in ASC 805-10-25-5 and 805-10-55-10 as to a controlling financial interest is determinative and prevails regarding UpHealth Holdings’ mergers. In the event a controlling financial interest had not been determinative, UpHealth Holdings would perform an assessment in accordance with ASC 805-10-55-11 through 55-15.

UpHealth Holdings’ original stockholders will continue to hold ownership of a majority voting interest, even after the acquisition of all target entities. Accordingly, its controlling financial interest, combined with its pre- and post-combination substantive activities make it the accounting acquirer for all the UpHealth merger entities.

Risk Factors, page 57

8.

Please include a separate risk factor addressing the potential that the Business Combinations do not occur even if approved given the closing conditions present in the agreements. Please also disclose whether it is the board’s intent to resolicit stockholder approval if any of the proposed combinations or acquisitions would not be consummated.

In response to the Staff’s comment, the Company has revised its disclosure on pages 112 and 125 of the Amended Registration Statement.

March 22, 2021

Page Five

9.

We note that two of your hospitals were requisitioned temporarily by certain state governments. If material, please add a risk factor to address the risk of a government takeover of your property or operations and the resulting impact on you.

The impact on Glocal Healthcare Systems Private Limited (“Glocal”) of the hospitals requisitioned was not material and Glocal does not currently expect any future material impact. Additional disclosure with respect to this has been added on page 356 of the Amended Registration Statement. Accordingly, the Company has not added a risk factor to address this particular impact of the COVID-19 pandemic other than what currently is stated in the risk factor “It remains unclear how the ongoing coronavirus (COVID-19) pandemic may impact our business, financial condition, results of operations and growth”.

10.

We note your disclosure in the introductory paragraph that “investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of New UpHealth and the post-combination company.” Since investors are entitled to rely on your proxy statement/prospectus to make a voting or investment decision, please remove this statement and ensure that you have disclosed all material risks.

In response to the Staff’s comment, the Company has revised its disclosure on page 63 of the Amended Registration Statement.

Our Sponsor, certain members of our Board and our officers have interests in the Business Combinations..., page 107

11.

Please also quantify here, or where you deem appropriate, any out-of-pocket expenses to be reimbursed to the Sponsor, officers, directors or affiliates. We note disclosure on page 449 that that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on your behalf.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 46, 114, 161, 197, 238 and 286 of the Amended Registration Statement.

The Company’s proposed Second Amended and Restated Certificate of Incorporation provides, subject to limited exceptions, that the Court ..., page 119

12.

We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, we note that your risk factor here does not appear to describe your exclusive forum provision in a manner that is consistent with your proposed amendment described on page 254. In this regard, we note that your disclosure with respect to subsection (D) appears inconsistent.

In response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Data, page 123

March 22, 2021

Page Six

13.

You disclose on pages 39, 194 and 453 that the business combinations are accounted for as reverse recapitalizations, with no goodwill or other intangible assets recorded. On page 234 you disclose that the Cloudbreak business combination will be accounted for as an acquisition in accordance with ASC 805. As part of the opening summary of the Pro Forma section please revise to disclose how you accounted for the UpHealth and Cloudbreak mergers and the business acquisitions that UpHealth Holdings entered into on November 23, 2020. In addition, please cite the accounting literature that you relied upon to determine how to account for each transaction.

The opening summary of the pro forma section has been revised to clearly disclose how the Company accounted for the UpHealth Holdings and Cloudbreak Health, LLC (“Cloudbreak”) mergers, including the accounting literature relied upon. The response set forth above to comment #7 has addressed the UpHealth Holdings mergers with Thrasys and BHS. Below is additional detail for the analysis of the GigCapital2 merger with Cloudbreak.

The analysis for GigCapital2 as the accounting acquirer in an exchange of equity interests between it and Cloudbreak will be performed in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations and Topic 810, Consolidation, as follows:

(a) whether GigCapital2 holds a controlling financial interest in the acquired targets under the conditions specified in ASC 805-10-25 and 805-10-55-12, and

(b) whether it is substantive in its pre-combination activities, and therefore it does not constitute a nonoperating shell, subject to recapitalization rules.

ASC 805-10-25-5 requires a determination of the existence of a controlling financial interest, post-transaction, to identify the accounting acquirer, consistent with the definition of Control in ASC 805-10-20-Glossary; the definition of Control points to ASC 810-10-15-8 as ownership of a majority voting interest. In 805-10-25-5 states that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree.

ASC 805-10-20 (Glossary) states that control has the same as the meaning of controlling financial interest in paragraph 810-10-15-8. ASC 810-10-15-8 states that for legal entities other than limited partnerships ,the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

With respect to (a) above, post-combination of the Cloudbreak merger, GigCapital2 stockholders of GigCapital2 will continue to hold 22.2 million shares of 33.2 million shares issued and outstanding as of the transaction date (67%), while GigCapital2 as the accounting acquirer will hold 100% of the equity interests of Cloudbreak. Under Delaware Corporate Law, GigCapital2 legally, completely, and clearly controls Cloudbreak, consistent with its majority voting interests. GigCapital2 therefore holds a controlling financial interest as required under ASC 805-10-25-5 and ASC 805-10-55-10. Note that the stockholders of

March 22, 2021

Page Seven

GigCapital2 also hold 17,817,500 outstanding Warrants, exercisable at $11.50 per Warrant, plus 17,817,500 rights which automatically convert upon the consummation of the Cloudbreak merger into 1 common share for each 20 rights. With the automatic conversion of the Rights, and if all Warrants were exercised, this would result potentially in up to an additional 18,708,375 shares of common stock outstanding by current GigCapital2 stockholders on a fully exercised basis.

In identifying the acquirer under ASC 805-10-55-10 paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest should be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination. Here, applying ASC 805-10-25-5 is determinative in reaching the accounting acquirer conclusion, and consideration of the additional factors in ASC 805-10-55-11 through 55-15 was not required.

With respect to (b) above, GigCapital2, is a Special Purpose Acquisition Company and has substantive pre-combination activities. These activities have included (1) identification of investment opportunities, (2) due diligence on potential targets, negotiation with targets, engaging and incurring significant expenses for legal, accounting, and finance professionals to support and consummate the mergers, (3) negotiations with UpHealth Holdings, Inc. for a subsequent reverse merger, (4) completing an equity exchange with Cloudbreak where GigCapital2 stockholders continue to hold a controlling financial interest in the newly combined entity, (5) the assumption of closing liabilities and seller notes, and (6) obtaining additional debt and equity financing to be placed contemporaneously with the initial Cloudbreak merger. The guidance in ASC 805-10-25-5 and 805-10-55-10 as to a controlling financial interest is determinative and prevails regarding GigCapital2’s merger with Cloudbreak. In the event a controlling financial interest had not been determinative, GigCapital2, Inc. would perform an assessment in accordance with ASC 805-10-55-11 through 55-15. GigCapital2’s original stockholders will continue to hold ownership of a majority voting interest after the acquisition of Cloudbreak. Accordingly, its controlling financial interest, combined with its pre- and post-combination substantive activities make it the accounting acquirer for the Cloudbreak transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2020, page 131

14.

You present pro forma interest expense adjustments to give effect to the merger between GigCapital2 and UpHealth. Please revise Note 4(a)(2), (3) and (4) to disclose interest rates and other material terms used to calculate the pro forma adjustment. Also, please explain how interest rates were determined. This comment is also applicable to the pro forma interest expense adjustments on page 134.

In response to the Staff’s comment, the Company has revised its disclosure on pages 149-153 of the Amended Registration Statement.

March 22, 2021

Page Eight

Unaudited Prospective Financial Information, page 185

15.

We note the disclosure that UpHealth provided GigCapital2 with its internally prepared pro forma forecasts and that GigCapital2 management reviewed and as a result of its due diligence investigation revised the forecasts for presentation to the GigCapital2 Board as part of the GigCapital2 Board’s review. Please disclose the material reasons why GigCapital2 management revised the UpHealth forecasts including any material differences in the estimates or assumptions underlying the forecasts provided by UpHealth and the forecasts as revised by GigCapital2 management. If the source of the forecasts disclosed in this section is GigCapital2 management, please clarify why you have attributed these forecasts to UpHealth in the note to the table.

In response to the Staff’s comment, the Company has revised its disclosure on pages 187, 191-192, 231 and 233 of the Amended Registration Statement.

Proposal No. 2—Approval of the Cloudbreak Business Combination GigCapital2 Board’s Reasons for the Approval of the Cloudbreak Business Combination, page 222

16.

We note your disclosure in the third bullet point on page 223. Please clarify why electric vehicle developers, component part suppliers and conventional truck manufacturers were comparable companies or revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 229 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 225

17.

We note you have presented the UpHealth Key Financials on page 227. If the board of GigCapital2 reviewed prospective financial information for Cloudbreak, please include that information in this section.

The board of GigCapital2 did not review prospective financial information for Cloudbreak on a standalone basis. The board of GigCapital2 only reviewed prospective financial information for New UpHealth, which includes key financial metrics of both UpHealth Holdings (including proposed subsidiaries of UpHealth Holdings) and Cloudbreak on a combined basis. In response to the Staff’s comment, the Company has revised its disclosure on page 192 of the Amended Registration Statement.

Information about the Company Prior to the Business Combinations Significant Activities Since Inception, page 268

18.

We note your disclosure here that in your June 2019 initial public offering “[e]ach unit consisted of one right to receive one-twentieth of one share of Common Stock and one warrant to purchase one share of Common Stock upon the completion of an initial business combination.” However, elsewhere you state that in your June 2019 initial public offering “[e]ach Unit consists of one share of the Company’s common stock, $0.0001 par value, one warrant to purchase one share of common

March 22, 2021

Page Nine

stock (the “Warrants”), and one right to receive one-twentieth (1/20) of one share of common stock upon consummation of the initial Business Combination (the “Rights”).” Please revise your disclosure here and elsewhere throughout the registration statement as applicable to correct for this inconsistency or otherwise advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 274 of the Amended Registration Statement.

Conflicts of Interest, page 279

19.

We note that your underwriters are entitled to a 3.5% fee upon consummation of your initial business combination and we note from your IPO registration statement on Form S-1, file No. 333-231337, that the underwriters agreed to waive their rights to this fee in the event you do not complete your initial business combination. If these arrangements present additional conflicts of interest, please disclose these facts, where appropriate, throughout your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 24, 45-46, 113, 160, 196, 237 and 285 of the Amended Registration Statement.

Formation of UpHealth, Cloudbreak and New UpHealth, page 295

20.

We note your disclosure here that UpHealth Services, Inc. either acquired or is in process of acquiring certain entities. In addition to disclosing the cash consideration or amount of the promissory notes, please also quantify the value of the share or other consideration paid for each entity.

Additional disclosure has been added to pages 300-301 of the Amended Registration Statement to quantify the value of the share or other consideration paid for each entity.

Business Overview, page 296

21.

We note your disclosure that your international telehealth division powered by Glocal “delivers comprehensive primary care and specialty consultations for a fraction of the cost today,” has “award-winning technologies” and has “contracts in place to increase 10x by 2022.” For all statements regarding industry leadership, please disclose the metric upon which each statement is based. In addition, please revise this disclosure to remove any implication that you will be successful in growing your services if such statements are speculative.

Statements such as “award-winning technology” have been removed. Additional disclosure has been added to page 302 of the Amended Registration Statement to revise and clarify the phrases “fraction of the cost”, and “10x”. As the 10x disclosure is related to existing contracts, the Company does not believe that it is speculative.

March 22, 2021

Page Ten

22.

We note your disclosure on page 298 where you state “[w]e expect the result will be manageable costs, better outcomes, a dramatically improved care experience and a reduction in the huge disparities in access to healthcare that exist today.” Given the fact that you have not integrated your digital health platform, please disclose your basis for your belief that your platform will result in “better outcomes” and “dramatically improved care” or otherwise revise any speculative statements as appropriate.

The language on page 303 of the Amended Registration Statement has been revised to indicate integration is not yet complete, that these statements are goals of the Company, and to clarify the speculative nature.

23.

We note your claim that “[t]he technologies of the companies that will be a part of New UpHealth have been developed for more than 10 years by visionary and practical innovators.” However, we note your disclosure elsewhere that certain of the companies you are acquiring were only formed within the last five years. For example only, we note Behavioral Health Services, LLC and TTC Healthcare, Inc. were formed in December 2016 and June 2019, respectively. Please correct any inconsistency or otherwise advise.

The language on page 303 of the Amended Registration Statement has been revised to clarify the timeline over which the technologies have been developed.

24.

We note your disclosure that you believe that “UpHealth will be one of the only profitable digital health public companies with truly global reach.” However, we note your risk factor disclosure states that you “may not be profitable” as well as your disclosure regarding the risks associated with your ability to ingrate your business in a “profitable manner.” In addition, we note some of your subsidiaries are not currently profitable based on September 30, 2020 results, including Cloudbreak. Please revise your statements as appropriate or otherwise advise.

These statements have been removed from the Amended Registration Statement.

Market Opportunity, page 299

25. Please provide relevant sources for the industry data provided throughout this section. For example only, we note your statement regarding the “$8 trillion-dollar global healthcare market.” Please provide additional details on what this figure specifically includes. Of note, we note your disclosure elsewhere that you appear to be focusing on providing “digital health technologies.”

The language on page 304 of the Amended Registration Statement regarding the $8 trillion-dollar market has been revised to clarify its meaning and relate the statements to the Company’s focus. Additional information has been added to specifically identify the relevant sources for industry data.

March 22, 2021

Page Eleven

Products & Services, Integrated Care Management, page 301

26.	We note your disclosure that the “[SyntraNet platform] aims to add roughly 23,000,000 lives served by 2023.” Please disclose your basis and material assumptions underlying this projection.

The language on page 307 of the Registration Statement regarding the SyntraNet platform projections has been deleted from the Amended Registration Statement.

Global Telehealth—International, page 304

27. Please disclose your basis and material assumptions underlying your statement that “Glocal is expected to perform approximately 10 million digital encounters and tele consults by 2022.”

This language on page 305 of the Amended Registration Statement has been revised to provide the basis and material assumptions underlying the projection.

Digital Pharmacy, page 307

28.	Please revise your disclosure to clarify the material terms of MedQuest’s relationship with Surescripts.

This language on page 312 of the Amended Registration Statement has been revised to clarify the relationship with Surescripts.

An Integrated Global Digital Health Platform Addressing Critical Market Needs, page 314

29.

We note your graphic on the top of page 315, which appears to depict your aspirational corporate goals. Given that you have not completed all of the various acquisitions disclosed elsewhere in your registration and that you state “we may have difficulty successfully integrating,” please revise the chart to accurately depict your business today or clearly label the chart appropriately to clarify that you have not completely integrated at this time.

This graphic has been removed and the language has been revised to clarify integration has not been completed.

Intellectual Property, page 324

30.

We note your disclosure that Glocal has a pending patent application in India that you do not consider material to your business. Although we note your disclosure on page 95 that you rely upon a combination of patent, trademark, copyright, and trade secret laws, it is unclear if you or your other subsidiaries have material patents. Please revise your intellectual property disclosure to describe on an individual basis any material patents or pending patent applications held by you or one of your subsidiaries, including the type of patent protection granted, the expiration of each, and the jurisdiction of each patent, or clarify in your disclosure, if true, that no material patents are held at this time.

March 22, 2021

Page Twelve

The language on page 329 of the Amended Registration Statement has been revised to clarify that there are no material current or planned patents of any of the subsidiaries..

31.

We note your disclosure that you rely on certain intellectual property rights that you license from third parties as well as your risk factor disclosure on page 95 regarding your use of in-bound license agreements. If applicable, please revise to clarify your reliance on material license agreements or otherwise advise. Discuss the material terms of any material license agreements and how the licensed technology is integrated into your platforms and file any such agreements as exhibits if required.

The language on page 329 the Amended Registration Statement has been revised to clarify that the third-party licenses are standard easily replaceable commercial licenses. These agreements are not material to the Company.

Liquidity and Capital Resources

Cash Flows, page 343

32.

In your discussion of cash provided by operating activities you do not provide a discussion of the underlying changes in your operating assets or liabilities. Given that you reported negative working capital as of September 30, 2020, December 31, 2019, and December 31, 2018, please revise your disclosure of cash provided by operating activities to quantify and discuss the underlying reasons for the changes in working capital items reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1 for guidance. This comment is also applicable to your liquidity discussion for the other entities in your filing.

Each of the MD&As has been revised to add a discussion of the underlying changes in operating assets or liabilities as relevant.

Thrasys’ Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Taxes, page 345

33.

You disclose that Thrasys is an S-Corporation for federal and California income tax purposes. Please revise your disclosure to address whether Thrasys will continue to be taxed as an S-Corporation. If not, please tell us what consideration was given as to whether any pro forma adjustments needed to be made. Refer to SAB Topic 4:B for guidance.

As of November 20, 2020 (date of UpHealth’s acquisition of Thrasys), Thrasys is no longer taxed as an S-Corporation. The language on pages 350-351 of the Amended Registration Statement has been revised to indicate this.

March 22, 2021

Page Thirteen

Because Thrasys’ status as an S-Corporation was terminated on the same date that it was acquired by UpHealth Holdings, no pro forma adjustment is needed to take into account any undistributed earnings of Thrasys on the date of its S-Corporation termination/the date of the acquisition because the assets/liabilities/equity of Thrasys were updated as of the acquisition date in the purchase price allocation, eliminating any need for a pro forma adjustment as the old equity goes away and therefore previously undistributed earnings are removed.

Results of Operations, page 352

34.	Please revise your disclosure to include a discussion of the material changes in cost of sales period-over-period.

Additional disclosure has been added to page 343 of the Amended Registration Statement regarding material changes in cost of sales.

Glocal Healthcare Systems Private Limited Management’s Discussion and Analysis of Financial

Condition and Results of Operations

Liquidity and Capital Resources, page 356

35.

You disclose on page F-109, that you had delays in repayment of certain loans and you are in discussion with the bank for an extension. Please include a discussion of this matter and whether you have received an extension from the bank. Please also provide a discussion of the consequences you may be subject to if you do not receive an extension. Additionally, if these liabilities are classified as long-term liabilities on your balance sheet, please tell us how you concluded such classification was appropriate.

Additional disclosure has been added on pages 362-364 of the Amended Registration Statement to discuss the loan extension status and the classification of the liabilities.

TTC Healthcare’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Liquidity and Capital Resources, page 373

36.

You disclose on page F-246 that you received $1.9 million under the Paycheck Protection Program. Please revise your liquidity disclosure to discuss this loan and whether you intend to apply for forgiveness of the loan, pursuant to the terms of the Program.

Additional disclosure has been added to pages 377-378 of the Amended Registration Statement to provide the current status of the PPP loans and forgiveness.

March 22, 2021

Page Fourteen

Innovations Group, Inc’s Management’s Discussion and Analysis of financial Condition and

Results of Operations

Income Tax Expense, page 383

37.

You disclose that Innovations Group and its subsidiaries will no longer be S-Corporations following UpHealth’s acquisition of Innovations Group. Please tell us what consideration was given as to whether any pro forma adjustments needed to be made. Refer to SAB Topic 4:B for guidance.

Following UpHealth Holdings’ acquisition of Innovations Group, Inc. (“Innovations Group”), Innovations Group will no longer taxed as an S-Corporation. Because Innovation Group’s status as an S-Corporation will terminate on the same date that it is acquired by UpHealth Holdings, no pro forma adjustment is needed to take into account any undistributed earnings of Innovations Group on the date of its S-Corporation termination/the date of the acquisition because the assets/liabilities/equity of Innovations Group will be updated as of the acquisition date in the purchase price allocation, eliminating any need for a pro forma adjustment as the old equity will go away and therefore previously undistributed earnings will be removed.

Management after the Business Combination, page 423

38.

For each director, please revise the disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. In addition, please revise your management biographies to clearly identify other employment in the last five years for each officer or director See Item 401 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 424-425 of the Amended Registration Statement.

Description of Securities, page 435

39.	Please include a description of the rights as required by Item 202 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 435 of the Amended Registration Statement. However, the Company notes that upon consummation of the Business Combinations, no rights will exist.

Index to Consolidated Financial Information, page F-1

40.	Please explain why you did not provide audited financial statements for UpHealth Services, Inc.

As UpHealth Services, Inc. had no operations in 2019, no audited financial statements were required. In 2020, it became a wholly-owned subsidiary of UpHealth Holdings pursuant to a restructuring. Audited financial statements of UpHealth Holdings for the year ended December 31, 2020 are included in the Amended Registration Statement.

March 22, 2021

Page Fifteen

Exhibits

41.

Please file each material plan of acquisition agreement as an exhibit to your registration statement. For example, we note the plan of merger agreement with Thrasys, the share purchase agreement with Glocal, and the agreement and plan of merger with each of Innovations Group, BHS and TTC Healthcare. See Item 601(b)(2) of Regulation S-K.

Each material plan of acquisition agreement has been filed as an exhibit to the Amended Registration Statement.

42.

Please file the offer letters and employment agreements with executive officers or otherwise advise. For example only, we note you appear to have offer letters for Dr. Kathuria, Dr. Pylypiv, Dr. Gatmaitan, and Mr. Beck. See Item 601(b)(10) of Regulation S-K.

The offer letters and employment agreements with executive officers have been filed as exhibits to the Amended Registration Statement.

43.

We note your statement that your “growth drivers” include awarded contracts with the County of Alameda and L.A. Care Health Plan. We also note the contracts described under the heading “Implement Executed/Signed Contracts” on page 311. To the extent any of these agreements are required to be filed, please file them as an exhibits or tell us why such agreements are not required to be filed. See Item 601(b)(10)(ii)(b) of Regulation S-K.

The contracts referenced in this comment are ordinary course of business contracts and the business of UpHealth Holdings is not substantially dependent on any individual contracts.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Tommy Felix at (858) 677-1412 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/	DLA Piper LLP (US)

DLA	Piper LLP (US)

Jeffrey C. Selman

Partner